Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Scott P. Doney~	Joe Laxague~	Facsimile: 702-944-7100
Email: kcane@caneclark.com

October 11, 2007

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, NW
Mail Stop 0409

Attention: Duc Dang, Staff Attorney, Division of Corporation Finance

Re:	Media Sentiment, Inc. Registration Statement on Form SB-2 Filed June 27, 2007 File No. 333-144101

____________________________________________________________________

We write on behalf of Media Sentiment, Inc. (the “Company”) in response to your letter of July 31, 2007, by Elaine Wolff, Branch Chief for of the United States Securities and Exchange Commission (the “Commission”), regarding the above-referenced Registration Statement on Form SB-2 (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, the First Amended Registration Statement on Form SB-2 (the “First Amended SB-2”).

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

General

1.
While you disclose on the prospectus cover page that you are registering the distribution of your shares to your parent’s shareholders, your disclosure throughout this document refers to offering prices and selling shareholders. It appears from several locations in this document that you are including the resale of your securities by your parent’s shareholders. Please revise the disclosure throughout this document to clearly reflect the transactions(s) you are registering with this registration statement.

In response to this comment, the Company has modified its disclosure on the cover page and throughout the prospectus to clarify that it is registering the distribution of the Company’s shares to its parent’s shareholders of record as of April 20, 2007.

2.	In connection with comment one, please explain to us how this offering will be carried out pursuant to Rule 415 of Regulation C.

In response to this comment, the Company notes that by limiting the registration to only the distribution to the April 20, 2007 Shareholders from the Company’s parent, and not registering any shares for resale to the public, it should be in compliance with Rule 415(a)(1)(i) of Regulation C.

Prospectus Cover Page

3.
You disclose here that the selling shareholder is your parent corporation. You further disclose that you are offering “up to 3,640,650” in shares to your record shareholders as of April 20, 2007. Are your shareholders able to reject receipt of the shares?

In response to this comment, the Company has clarified on the Prospectus Cover Page that 3,640,650 shares of its common stock will be distributed to the shareholders of record as of April 20, 2007. The shareholders will not be able to reject receipt of the shares.

Summary, page 3

4.
We note the general disclosure here and later in the document that the reverse merger was completed in May 17, 2007. We also note that the spin off of your shares is only to your shareholders of record on April 20, 2007. As such, it appears that the decision to spin off the Media Sentiment business was determined as part of the merger. Please revise to discuss the purpose of the merger if a condition to the merger was the spin off of your only business.

In response to this comment, the Company has revised its disclosure in the Summary section to discuss the purpose of the merger.

5.	In connection with the preceding comment, please revise to discuss the reason for the shares only being issued to the shareholders on record date of April 20, 2007.

In response to this comment, the Company has revised its disclosure in the Summary section to discuss the reason for the shares only being issued to the April 20 Shareholders.

6.	Please revise to clarify in this section, if you have had losses since inception, including the time before your business was transferred by your parent company.

In response to this comment, the Company has clarified in the Summary section under the heading Media Sentiment, Inc. (MSI) that the Company has recorded losses since their inception, including the period prior to the transfer of business operations from its parent company.

7.
We note on page three that you refer to DBI and Debut as your parent corporation, whereas on page 43 you refer to Debut as your parent company’s wholly-owned subsidiary. Please revise the filing to clarify this apparent conflict and whether DBI and Debut refer to the same entity.

In response to this comment, the Company has clarified throughout and specifically amended the subsection entitled Organization within the Last Five Years to reflect that DBI is its parent company and Debut is the private Tennessee Corporation which merged into DBI.

8.
As disclosed on page 3, a reverse merger occurred between California News Tech and Subsidiary and Debut Broadcasting Corporation, Inc. Tell us and consider disclosing how you considered SAB Topic 5J in determining the impact of this reverse merger on your financial statements and whether the reverse merger resulted in a new basis of accounting for your assets and liabilities.

In response to this comment, the Company notes that because the reverse merger was consummated with the expectation that the parent company would relinquish rather than retain controlling interest in MSI, and because of the significance of the existing convertible debt in this subsidiary, it believes that SAB Topic 5J does not apply other than for it to report its financial results separately which it has done in its amended filing. The Company has accordingly amended its disclosure throughout regarding its financial results.

9.	Please tell us whether the reverse merger was a condition of the private offering disclosed towards the bottom of page four and clarify whether the private offering was to the shareholders of DBI.

In response to this comment, the Company notes that the reverse merger was a condition of the closing of the private offering. The Company notes that the private offering was not made to the shareholders of DBI, but to new accredited investors qualified under a 506 exemption from registration. The disclosure at the bottom of page four has been deleted as not relevant.

Risk Factors, page 7

10.	Please revise to include a risk factor to address the dilution that will occur due to the 14.8 million shares that could be issued pursuant to an outstanding note.

In response to this comment, the Company has added a risk factor regarding the fact that if the holders of the convertible Promissory Notes choose to exercise their conversion option, shareholders would experience immediate and significant dilution.

In we fail to obtain additional funding ..... page 7

11.	Please revise this risk factor to specifically discuss your need for additional funding.

In response to this comment, the Company has revised the risk factor to specifically address its need for additional funding.

Because we are in a highly competitive industry page 11

12.
In this risk factor you refer to the “market for internet services.” Characterizing your industry as “market for internet services” appears very broad. Please revise this risk factor to be more specific.

In response to this comment, the Company has edited the referenced risk factor, indicating that we compete in the Online Financial Information Services industry.

Because of the continuing conflict in Iraq page 12

13.	Please revise to clarify how this risk specifically affects you as it appears to be something that affects all companies.

In response to this comment, the Company has deleted this risk factor.

Forward looking assessments have been prepared by current management page 12

14.	It is not clear how the existence of forward looking assessments of management is a risk to the company. Please revise to clarify.

In response to this comment, the Company has deleted this risk factor.

15.
We note the reference to the private securities litigation reform act here and in this document. Please tell us of your ability to rely upon the safe harbor for forward looking statements considering this is your initial public offering of securities.

In response to this comment, the Company has deleted the reference to the private securities litigation reform act.

Because this registration statement does not render professional advice, page 14

16.	It is not clear how this is a risk factor that is specific to you. Please revise to clarify as it appears to be an aspect that affects all companies.

In response to this comment, the Company has deleted this risk factor.

Because of new legislation, including the Sarbanes-Oxley Act of 2002..,, page 14

17.	This risk factor affects all public companies. Please revise to clarify how it is specific to you.

In response to this comment, the Company has deleted this risk factor.

Directors, Executive Officers. Promoters and Control Persons, page 30

18.
Please revise to explain if Marian Munz devotes his full time to Strategic Information Technology International. We note you acquired your technology originally from Strategic Information. Please revise to discuss that sale here.

In response to this comment, the Company has revised its disclosure in Mr. Munz’s biographical information under the subheading “Directors, Executive Officers, Promoters and Control Persons” to reflect that Mr. Munz does not currently devote any of his time to the management and administration of Strategic Information Technology Int’l., Inc. The Company has also added disclosure regarding the acquisition of the technology from SITI.

19.	Please revise to clarify if William L. White devotes his full time to Game Link. Also, please revise to explain the relevance of the disclosure of Game Link’s sales in this document.

In response to this comment, the Company has revised its disclosure in Mr. White’s biographical information under the subheading “Directors, Executive Officers, Promoters and Control Persons” to reflect that Mr. White does not currently devote any of his time to Game Link. He served at Game Link from August of 2001 until his appointment as DBI’s CFO. The Company has also deleted the reference to Game Link’s sales.

Security Ownership of Certain Beneficial Owners and Management, page 31

20.	We note that Marian Munz has beneficial ownership of 80.25% of your shares. Please file the note(s) as an exhibit to this registration statement.

In response to this comment, the Company has included the Convertible Promissory Notes issued to Marian Munz and Tunde Munz-Abraham as Exhibits 10.1 and 10.2, respectively.

Description Of Securities

Share Purchase Warrants and Options, page 35

21.
You state that you have not issued and do not have outstanding any warrants or options to purchase common stock. The notes to your financial statements indicate you have both. Please clarify or revise accordingly.

In response to this comment, the Company notes that the financial previously provided reflect options and warrants in DBI, our parent, prior to the merger. None of these options or warrants, however, are currently obligations of the Company (although some are still the obligation of DBI). The Information is thus consistent, just reflective of different time frames and entities. Adjustments have been made to the presentation of the financials to clarify this timing issue.

Interest of Named Experts and Counsel, page 36

22.	We note the accountant named in this section is different from the accountant report’s included on page F-i. Please revise the filing to clarify this apparent conflict.

In response to this comment, the Company has revised the disclosure in the sub-section entitled “Interest of Named Experts and Counsel” to reflect that Jewell & Langsdale, Independent Registered Public Accounting Firm, has audited the Company’s financial statements for the year ended December 31, 2006.

Description of Business, page 37

23.
We note the disclosure here that you do not have any employees. Please revise to discuss how you have carried out your business without any employees. Discuss how your products/services are developed and delivered. Discuss how your day to day operations are conducted.

In response to this comment, the Company has revised the disclosure in the sub-section entitled “Significant Employees” to discuss how it carries out its business through independent contractors, without any employees.

24.
As a general matter, repetition does not enhance your disclosure. As such, please revise to limit the use of repetition throughout this document. For example, on page 37 and several other pages, the disclosure that begins with “[t]he central premise behind MediaSentiment is that media reports about the American economy” is repeated. The disclosure that begins with “Our Media Sentiment research product assists our customers” is also repeated several times.

In response to this comment, the Company has revised the document to limit the use of repetition throughout the document.

25.	Please revise to define the acronym ECN as it is used in this document.

In response to this comment, the Company has revised the document to defined the acronym ECN as Electronic Communications Networks.

26.	Please revise to explain how algorithmic trading is related to your business as you refer to it on page 38.

In response to this comment, the Company has deleted the referenced statement about algorithmic trading from the document.

27.
We note the disclosure at the bottom of page 37 and on page 38 of your belief that use of your technology “will expand in the coming years, driven by an ongoing increase in information availability and a demand for tools that assist in quick assimilation of media reports.” Please tell us the basis for the noted disclosure.

In response to this comment, the Company has deleted the referenced statement about its belief in future expansion.

28.
You disclose that your product is able to give near real time measurement and trend analysis of media. Please revise to clarify how you are able to achieve the noted disclosure in light of the disclosure on page 42 that you have no property or equipment with which to carry out your business.

In response to this comment, the Company has revised the disclosure under the subsection entitled “Property and Equipment” to reflect that it utilizes its own computer equipment to run its proprietary software, search the internet for media sentiment indicators, analyze search results, and provide results. Note that the prior disclosure reflected that this computer equipment is fully depreciated and has a book value of $0.

29.
On page 38, you refer to your “computer systems” which analyze “the news reports.” Please revise to clarify if you own your computer systems in light of your disclosure on page 42 under the caption “property and equipment.” Also, please revise to clarify if you only rely upon free news sources or if you pay to receive news from fee charging sources.

In response to this comment, the Company has revised its disclosed under the subsection entitled “Our Business” to clarify that its computer systems are comprised of equipment it has purchased in addition to equipment that it leases from its internet service providers. The Company has also clarified that it does not pay to access any news sites; its searches are restricted to information available for free to the public.

30.
You disclose that you allow your customers to access the source media. If the news source is derived from a fee charging source, please revise to clarify if you have to pay any additional charges to allow your customers to access it.

In response to this comment, the Company notes its prior response that it does not access any fee-charging media sources. The Company has provided additional disclosure to clarify this point in the registration statement.

31.	We note the reference to “earning surprise factors” on page 39. Please revise to explain your use of the noted phrase.

In response to this comment, the Company has deleted all reference to “earnings surprise factors”.

32.
We note the disclosure on page 39 that you have also developed a product for MetaStock through a partnership. Please revise to discuss the material terms of this relationship and file the document that evidences this relationship as an exhibit.

In response to this comment, the Company advises that there was no specific agreement for development. This was referenced in distribution and marketing agreements which have now been attached as Exhibits 10.5 and 10.6 to the SB2. In addition, the Company has added disclosure in the subsection “Our Business” regarding the material terms of these agreements.

33.
On page 40, we note that you have developed the first beta version of a new product named PublicMemory.com. Please clarify what it means to have a “beta version” of a product. Also, please revise to clarify if the “resulting graphs” were sold to Stanford University. If so, please revise to discuss this sale.

In response to this comment, the Company has added the requested disclosure regarding what it means to have a beta version of a product. Additionally, the Company has deleted all references to the Stanford University Project.

34.	Please revise to explain how you would take advantage of “today’s fast-growing online advertising market” with your developing product.

In response to this comment, the Company has deleted all references to “taking advantage today’s fast-growing online advertising market” under the subsection titled “Our Business”.

35.
We note the disclosure on page 40 that you plan to further develop the “first MediaSentiment system to offer more powerful search capabilities.” Please revise to discuss the status of the development of your first product.

In response to this comment, the Company has added disclosure in the subsection entitled “Strategy” to discuss the status of the product.

36.
You disclose that you “will develop e-Sibyl.com. to bring internet users the information that is critical to them.  Instead of referring to “internet users” generally, please revise to clarify the users you are targeting with the noted product. Also, please revise to discuss the status of the development of the noted product.

In response to this comment, the Company has revised its disclosure in the subsection “Strategy” to identify media outlets as the target of the eSibyl.com product. Elsewhere in the subsection “Our Business,” the Company has added a discussion on the status of this product.

37.
Towards the bottom of page 40, we note that you plan on “continuing to market these products through strategic partnerships, direct marketing, and advertising to online traders/investors.” Please revise to discuss your efforts to market your product. Revise to elaborate and discuss the material terms of the “partnerships” that you have entered into to market your products. To the extent that the partnerships are material to your operations, please file the document(s) that evidences the partnerships.

In response to this comment, the Company has revised its disclosure as requested.

38.	Under the caption “competition,” please revise to discuss your competitive environment by discussing your standing in the specific market you compete in.

In response to this comment, the Company has revised its disclosure in the subsection “Competition” as requested.

39.
We note the disclosure on page 41 that trading volume executed by automated programs has increased substantially in recent years. Please tell us the basis for this disclosure. Also, revise to discuss how the noted disclosure is relevant to your business.

In response to this comment, the Company has deleted all references to increases in trading volume executed by automated programs.

40.	You disclose that ‘other firms” do not seem to target the individual investors directly as you do. Please tell us the basis for this disclosure.

In response to this comment, the Company has deleted all references to the identified disclosure.

41.
We note the disclosure on page 40 that your technology “has already built a data performance track record.” Please revise to explain this track record. Revise to clarify if you have provided a review of your product/service verses actual results. If you have, please revise to discuss those here.

In response to this comment, the Company has deleted all references to its data performance track record.

42.
Under the caption “research and development expenditures” on page 42, we note that you will continue your “current efforts in market research and development.” Please revise to discuss how the research and development will be carried out since you have no employees.

In response to this comment, the Company has disclosed in the subsection “Research and Development Expenditures” that the Company has conducted all of its research and development activities thus far through independent contractors.

Patents and Trademarks. page 42

43.	Please revise to disclose the dates associated with the purchase of your rights and ownership to the technology that consist of your business.

In response to this comment, the Company has disclosed in the subsection “Patents and Trademarks” that the Company acquired the rights to its software at formation in 1999 through the issuance of stock. These rights were transferred by the Company’s parent corporation to the Company on October 31, 2006.

44.
Please revise to disclose the patent application number. Please revise to update on the status of this application. Also, clarify for investors if there are any protections for your technologies while it is in the application process.

In response to this comment, the Company has revised its disclosure in the subsection “Patents and Trademarks” to update the information regarding the status of its patent application, as well as clarifying the protections available during the application process.

Plan of Operations. page 43

45.	It is not clear why you refer to Form 8-K throughout this section. Please advise.

In response to this comment, the Company has deleted all references to Form 8-K and revised this section throughout.

46.
In its current form, your disclosure in this section is materially deficient. Please review Item 303 (a) and (b) of Regulation S-B and revise to provide the required disclosure that is applicable to you. It appears that you are providing disclosure pursuant to subsection (a). If true, please explain to us your basis for providing disclosure under Item 303(a) Plan of Operation rather than Item 303(b) Management’s Discussion and Analysis of Financial Condition and Results of Operations of Regulation S-B. We note that MSI had revenues from operations in each of the last two fiscal years and interim period in the current fiscal year.

In response to this comment, the Company has determined that Item 303(b) is applicable to it, and has thus revised the prospectus to include a section on “Management’s Discussion and Analysis,” rather than a “Plan of Operation” section.

47.
You make reference to the historical and pro forma financial statements of Debut and how your plan of operation discussion should be read in conjunction with these financial statements. These financial statements have not been incorporated in your registration statement. Please clarify the importance of these financial statements to your discussion of MSI’s plan of operation. Also, explain to us the relevance of Debut’s financial statements, including DBI’s financial information disclosed on page 4, to an investor’s financial assessment of MSI and a comparison of MSI to its competitors.

In response to this comment, the Company has revised the disclosure to delete all references to Debut’s financials statements and has provided only MSI’s financials information.

Our Business. page 44

48.	The disclosure in this subsection repeats word for word disclosure that appears earlier in the document. Please revise to provide a brief summary here and eliminate unnecessary repetition.

In response to this comment, the Company has revised its disclosure in this section to eliminate unnecessary repetition.

49.	You disclose at the bottom of page 46 that you “may hire additional employees and/or contractors.” Please revise to clarify that you currently have no employees.

In response to this comment, the Company has revised its disclosure in this section to avoid this reference.

Critical Accounting Policies, page 47

50.
Please revise to include a discussion regarding the Company’s Critical Accounting Policies. This discussion should not just duplicate, the description of accounting policies in the notes to the financial statements and instead should focus on those areas where significant levels of judgment are required and where judgments and uncertainties affecting the application of the policies and selection of estimates could result in materially different amounts being reported under different conditions or using different assumptions. Refer to FR-60, Cautionary Advice Regarding Disclosure about Critical Accounting Policies and FR-72, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

In response to this comment, the Company has revised its discussion to include Critical Accounting Policies as requested.

Liquidity and Capital Resources, page 47

51.
Please expand your discussion regarding the Company’s Liquidity and Capital Resources. Your discussion should provide enhanced analysis and explanation of the sources and uses of cash and material changes in particular items underlying the major captions reported in your financial statements, rather than recitation of items readily apparent from your financial statements. Refer to FR-72, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

In response to this comment, the Company has expanded its disclosure in the subsection entitled “Liquidity and Capital Resources” as requested.

Certain Relationships and Related Transactions, page 48

52.	Please review Item 404 of Regulation S-B and revise to discuss the details of your transactions with your related parties.

In response to this comment, the Company has revised its disclosure in this section to discuss all related party transaction as required by Item 404 of Regulation S-B.

53.	Please revise to identify your promoters.

In response to this comment, the Company has disclosed in the section “Certain Relationships and Related Transactions” that Marian Munz is our promoter.

54.
Please revise to discuss the details of the transactions that lead to the reverse merger. Clarify if approval was needed and or obtained from shareholders for the reverse merger. Please revise to discuss the interest of your control person(s) in the reverse merger transaction.

In response to this comment, the Company has revised its disclosure in this section as requested.

Market for Common Equity and Related Stockholder Matters, page 48

55.	Please revise to provide the disclosure required by Item 201(a)(2)(i), (ii), and (iii) of Regulation S-B.

In response to this comment, the Company has revised its disclosure in this section to provide the disclosure required by Item 201(a)(2)(i), (ii), and (iii) of Regulation S-B.

Executive Compensation, page 50

56.	Please revise to discuss the material terms of each named officer’s employment agreement or arrangement, whether written or unwritten. If written, please file such document as an exhibit.

In response to this comment, the Company has revised its disclosure to reflect that Marian Munz and William White receive compensation for certain duties as independent contractors under independent contractor agreements which have been added to this filing as exhibits.

Financial Statements and Notes

General

57.	Please continue to monitor the updating requirements of Item 310(g) of Regulation S-B.

In response to this comment, the Company has updated its financials as required in Item 310(g) of Regulation S-B.

58.
You have provided the audited and un-audited financial statements of California News Tech and Subsidiary, your parent corporation prior to the Debut Broadcasting acquisition instead of your own stand-alone financial statements. Please explain how these financial statements are representative of your own and clarify whether any parts of the financial statements presented does not represent your own activity.

In response to this comment, the Company has deleted the financial reports of its parent corporation and has provided only financials representative of its own business operations, both pre-merger with the audited year end financials as well as the unaudited interim financials through June 30, 2007.

Report of Independent Registered Public Accounting

59.
We note that Jewell & Langsdale is no longer registered with the PCAOB. As a result, although they are allowed to issue consents on their previous audits, they are no longer in a position to provide audit/review work going forward now that you have filed your registration statement. Reference is made to Auditing Standard No. 1 of the PCAOB. Please advise us how you plan to resolve this issue.

In response to this comment, the Company has used in this registration statement the audited financials provided by Jewell & Langsdale with that firm’s consent, and has provided interim unaudited financials reviewed on a going forward basis by DBI’s auditors, Maddox Ungar Silberstein, PLLC, who are PCAOB registered auditors.

60.
Disclose in detail your viable plan to overcome the Company’s financial difficulties. Accompany this disclosure with a representation from management that this plan is reasonably capable of removing the threat to the continuation of the business during the twelve month period following the most recent balance sheet presented. This disclosure should be included as an integral part of both management’s plan of operations and the notes to the financial statements. See Section 607.02 of Financial Reporting Codification.

In response to this comment, the Company has revised its disclosure in both the MD&A section of the registration as well as the notes to its financial statements, to provide a detailed plan of how it intends to overcome its financial difficulties.

61.
We note the disclosure relating to the January 7, 2007 reverse stock split and increase in the number of authorized shares. With respect to your financial statements as of December 31, 2007 and subsequent interim, and disclosures relating to your capital stock, please tell us how you considered SAB Topic 4.C and paragraph 54 of SFAS 128. Also, reconcile the number of shares outstanding as of March 31, 2007 with the number of shares to be registered through this prospectus.

In response to this comment, the Company advises that the number of shares reported as outstanding for our parent corporation following the reverse stock split as of March 31, 2007 does not reflect or equate to the number of shares to be registered through this prospectus. The latter are shares held by that company in registrant, not shares which are outstanding. The number of these shares has artificially set to 3,640,650 for ease of distribution to the April 20 Shareholders, i.e., 10 shares for each share of DBI held as of April 20, 2007.

62.
Please tell us how you plan to account for the conversion features of the Debenture Subscription Agreement with DNB Capital Mangement, Inc. and your consideration of the guidance in EITF 00-19 in evaluating whether the conversion features are embedded derivatives that should be bifurcated and accounted for at fair value under SFAS 133.

In response to this comment, the Company advises that the conversion of the Debenture is not applicable and does not affect the Company going forward. Debenture holders were issued only DBI stock and were not qualified April 20 Shareholders. The Company will no longer be providing financial information reflecting this conversion. See response to comment 58 above.

63.	Please revise to include the signature for the principal accounting officer or controller.

In response to this comment, the Company has revised the signature line for its Chief Financial Officer, William White, who acts as principal accounting officer.

Thank you for the opportunity to respond to these comments. Please feel free to contact me at the number provided above with any further questions or comments.

Sincerely,

/s/ Kyleen Cane
Kyleen Elisabeth Cane
Cane Clark LLP